EXHIBIT 99.1

Costamare Inc. Declares Quarterly Dividend on Its Preferred and Common Stock

MONACO, July 01, 2024 (GLOBE NEWSWIRE) -- Costamare Inc. (the “Company”) (NYSE: CMRE) has declared cash dividends of US $0.476563 per share on its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”) (NYSE: CMRE PR B), US $0.531250 per share on its 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”) (NYSE: CMRE PR C), US $0.546875 per share on its 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock”) (NYSE: CMRE PR D) and US $0.554688 per share on its 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock”) (NYSE: CMRE PR E). The dividend for the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock is for the period from April 15, 2024 to July 14, 2024. The dividend will be paid on July 15, 2024 to all holders of record as of July 12, 2024 of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock. The dividend on the Series E Preferred Stock will be paid immediately prior to the previously announced redemption of all of the Company’s outstanding shares of Series E Preferred Stock (the “Redemption”) at a redemption price of $25.00 per share on July 15, 2024. Upon the Redemption, no shares of Series E Preferred Stock will remain outstanding.

The Company has also declared a quarterly dividend on its common stock of US $0.115 per share for the quarter ended June 30, 2024. The dividend for the common stock is payable on August 6, 2024, to holders of record of common stock as of July 19, 2024.

The declaration of a dividend is subject to the discretion of the Board of Directors of the Company, and accordingly will depend on, among other things, the Company’s earnings, financial condition and cash requirements and availability, the Company’s ability to obtain debt and equity financing on acceptable terms as contemplated by the Company’s growth strategy, the restrictive covenants in the Company’s existing and future debt instruments and global economic conditions.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships and dry bulk vessels for charter. The Company has 50 years of history in the international shipping industry and a fleet of 68 containerships, with a total capacity of approximately 513,000 TEU and 39 dry bulk vessels with a total capacity of approximately 2,900,000 DWT (including one vessel that we have agreed to sell and two vessels we have agreed to acquire). The Company also has a dry bulk operating platform which charters in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. The Company participates in a leasing business that provides financing to third-party owners. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development, Investor Relations

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com